UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 4)

Western Refining Logistics, LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

95931Q 205

(CUSIP Number)

Francis J. Aquila

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004-2498

(212) 558-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 30, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No: 95931Q 205

1	Names of reporting persons. Andeavor Logistics LP I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 27-4151603
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 100% of the aggregate partnership interest[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 100% of the aggregate partnership interest[1]
11	Aggregate amount beneficially owned by each reporting person 100% of the aggregate partnership interest[1]
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 100% [1]
14	Type of reporting person CO

1.	The Reporting Person has the sole limited partner interest in Western Refining Logistics, LP (the “Issuer” or “WNRL”) which constitutes 100% of the aggregate partnership interest of all partners in the Issuer. The Reporting Person may also be deemed to be the indirect beneficial owner of the noneconomic general partner interest in the Issuer.

CUSIP No: 95931Q 205

1	Names of reporting persons. Andeavor I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 95-0862768
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 100% of the aggregate partnership interest[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 100% of the aggregate partnership interest[1]
11	Aggregate amount beneficially owned by each reporting person 100% of the aggregate partnership interest[1]
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 100% [1]
14	Type of reporting person CO

1.	The Reporting Person may be deemed to be the indirect beneficial owner of the sole limited partner interest in the Issuer, which constitutes 100% of the aggregate partnership interest of all partners in the Issuer. The Reporting Person may also be deemed to be the indirect beneficial owner of the noneconomic general partner interest in the Issuer.

CUSIP No: 95931Q 205

1	Names of reporting persons. Tesoro Refining & Marketing Company LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 76-0489496
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 100% of the aggregate partnership interest[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 100% of the aggregate partnership interest[1]
11	Aggregate amount beneficially owned by each reporting person 100% of the aggregate partnership interest[1]
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 100%[1]
14	Type of reporting person OO

1.	The Reporting Person may be deemed to be the indirect beneficial owner of the sole limited partner interest in the Issuer, which constitutes 100% of the aggregate partnership interest of all partners in the Issuer. The Reporting Person may also be deemed to be the indirect beneficial owner of the noneconomic general partner interest in the Issuer.

CUSIP No: 95931Q 205

1	Names of reporting persons. Tesoro Alaska Company LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 74-1646130
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 100% of the aggregate partnership interest[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 100% of the aggregate partnership interest[1]
11	Aggregate amount beneficially owned by each reporting person 100% of the aggregate partnership interest[1]
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 100%[1]
14	Type of reporting person OO

1.	The Reporting Person may be deemed to be the indirect beneficial owner of the sole limited partner interest in the Issuer, which constitutes 100% of the aggregate partnership interest of all partners in the Issuer. The Reporting Person may also be deemed to be the indirect beneficial owner of the noneconomic general partner interest in the Issuer.

CUSIP No: 95931Q 205

1	Names of reporting persons. Tesoro Logistics GP, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 27-4151395
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Arizona
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 100% of the aggregate partnership interest[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 100% of the aggregate partnership interest[1]
11	Aggregate amount beneficially owned by each reporting person 100% of the aggregate partnership interest[1]
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 100%[1]
14	Type of reporting person OO

1.	The Reporting Person may be deemed to be the indirect beneficial owner of the sole limited partner interest in the Issuer, which constitutes 100% of the aggregate partnership interest of all partners in the Issuer. The Reporting Person may also be deemed to be the indirect beneficial owner of the noneconomic general partner interest in the Issuer.

1	Names of reporting persons. Western Refining, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 20-3472415
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person CO

CUSIP No: 95931Q 205

1	Names of reporting persons. Giant Industries, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 86-0642718
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person OO

CUSIP No: 95931Q 205

1	Names of reporting persons. Western Acquisition Holdings, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 81-0866235
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person OO

CUSIP No: 95931Q 205

1	Names of reporting persons. Western Refining Southwest, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 86-0218157
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Arizona
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person OO

Explanatory Note: This Amendment No. 4 (this “Amendment”) amends and supplements the statement on Schedule 13D filed by Andeavor (“Andeavor”), Western Refining, Inc. (“Western”), Giant Industries, Inc. (“Giant ”), Western Acquisition Holdings, LLC (“WAH”) and Western Refining Southwest, Inc. (“WRSW”) on June 1, 2017, as amended on July 20, 2017, August 9, 2017, and August 14, 2017 (the “Initial Statement”). The Initial Statement shall not be modified except as specifically provided herein. In accordance with Rule 13d-1(k)(1) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the reporting persons named in Item 2 below have executed a written agreement relating to the joint filing of this Statement (the “Joint Filing Agreement”), a copy of which is annexed hereto as Exhibit L.

Item 2.	Identity and Background

Item 2 of the Initial Statement is hereby amended and supplemented as follows:

(i)	Andeavor Logistics LP, a Delaware limited partnership (“Andeavor Logistics”);

(ii)	Andeavor, a Delaware corporation (“Andeavor”);

(iii)	Tesoro Refining and Marketing Company, a Delaware corporation (“TRMC”);

(iv)	Tesoro Alaska Company LLC, a Delaware limited liability company (“Tesoro Alaska”); and

(v)	Tesoro Logistics GP, LLC, a Delaware limited liability company and general partner of Andeavor Logistics (“TLLP GP” and, together with Andeavor Logistics, Andeavor, TRMC and Tesoro Alaska, the “New Reporting Persons”, and the New Reporting Persons, together with Western, Giant, WAH and WRSW, the “Reporting Persons”).

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Andeavor Logistics and Andeavor are independent refiners and marketers of petroleum products. TRMC and Tesoro Alaska are both wholly-owned subsidiaries of Andeavor that produce and market refined petroleum products. Andeavor, TRMC and Tesoro Alaska collectively own 100% of TLLP GP’s membership interests. The principal business address and principal office address of each of the Reporting Persons is 19100 Ridgewood Parkway, San Antonio, Texas 78259-1828.

The information required by Item 2 of Schedule 13D with respect to the directors and executive officers of the Reporting Persons is set forth on Schedule A hereto, which amends and supplements, as to the information required by subparagraphs (a), (b), (c) and (f) of this Item, the information contained in Schedule A of the Initial Statement, and is incorporated herein by reference.

During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the persons identified on Schedule A has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the persons identified on Schedule A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Initial Statement is hereby amended and supplemented as follows:

The information provided or incorporated by reference in Item 4 below is hereby incorporated by reference into this Item 3.

Item 4.	Purpose of the Transaction.

Item 4 of the Initial Statement is hereby amended and supplemented as follows:

On October 30, 2017 (the “Closing Date”) and effective as of 4:01 p.m. Eastern Time, pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of August 13, 2017, by and among Andeavor Logistics, TLLP GP, Western

Refining Logistics, LP, a Delaware limited partnership (“WNRL”), Western Refining Logistics GP, LLC, a Delaware limited liability company and the general partner of WNRL (“WNRL GP”), WNRL Merger Sub LLC, a Delaware limited liability company and wholly-owned subsidiary of Andeavor Logistics (“LP Merger Sub”), and WNRL GP Merger Sub LLC, a Delaware limited liability company and wholly-owned-subsidiary of Andeavor Logistics (“GP Merger Sub”), (1) LP Merger Sub merged with and into WNRL (the “Merger”), with WNRL surviving such Merger as a wholly-owned subsidiary of Andeavor Logistics, and (2) GP Merger Sub merged with and into WNRL GP (the “GP Merger”), with WNRL GP surviving as a wholly-owned subsidiary of Andeavor Logistics.

Under the terms of the Merger Agreement, at the effective time of the Merger, (i) each common unit representing limited partnership interests in WNRL (each, a “WNRL Common Unit”) issued and outstanding immediately prior to the effective time of the Merger was converted into, and became exchangeable for, 0.5233 of a common unit representing limited partner interests in Andeavor Logistics (each, an “ANDX Common Unit” and such ratio, the “Exchange Ratio”), (ii) each TexNew Mex Unit of WNRL representing limited partner interests in WNRL (each, a “WNRL TexNew Mex Unit”) was converted into a right for Western Refining Southwest, Inc., an Arizona corporation (“Southwest”) to receive a TexNew Mex Unit in Andeavor Logistics, a new class of limited partner units in Andeavor Logistics with substantially the same powers, preferences and rights to distributions as the WNRL TexNew Mex Units, and (iii) the WNRL incentive distribution rights outstanding immediately prior to the effective time of the Merger and 3,634,473 WNRL Common Units owned by Southwest were cancelled in exchange for the receipt by Southwest of a newly created special limited partner interest in Andeavor Logistics and any capital account in WNRL associated with such WNRL incentive distribution rights or such WNRL Common Units immediately prior to the Merger. Also at the effective time of the Merger, Andeavor Logistics was admitted as the sole limited partner of WNRL owning 100% of the aggregate limited partnership interests in the Issuer as well as the sole membership interest in WNRL GP, which holds the non-economic general partner interest in the Issuer. At the effective time of the Merger, the Second Amended and Restated Agreement of Limited Partnership of WNRL, dated October 30, 2015, was amended and restated in its entirety in accordance with the Merger Agreement. A copy of the Third Amended and Restated Agreement of Limited Partnership of WNRL is filed as Exhibit K hereto and is incorporated herein by reference.

The foregoing description of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which was attached as Exhibit H to the Initial Statement and which is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

The information previously provided in response to Item 5 is hereby amended and restated as follows:

(a) – (b) Andeavor Logistics holds the sole limited partner interest in the Issuer, which represents 100% of the aggregate partnership interests of all partners of the Issuer as of October 30, 2017. The remaining New Reporting Persons are indirect beneficial owners of the noneconomic general partner interest in the Issuer.

Andeavor Logistics

(a) Amount beneficially owned: 100% of the aggregate partnership interest

Percentage: 100%

(b)	Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 100% of the aggregate partnership interest

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 100% of the aggregate partnership interest

Andeavor

(a)	Amount beneficially owned: 100% of the aggregate partnership interest

Percentage: 100%

(b)	Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 100% of the aggregate partnership interest

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 100% of the aggregate partnership interest

Tesoro Refining & Marketing Company LLC

(a)	Amount beneficially owned: 100% of the aggregate partnership interest

Percentage: 100%

(b)	Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 100% of the aggregate partnership interest

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 100% of the aggregate partnership interest

Tesoro Alaska Company LLC

(a)	Amount beneficially owned: 100% of the aggregate partnership interest

Percentage: 100%

(b) Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 100% of the aggregate partnership interest

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 100% of the aggregate partnership interest

Tesoro Logistics GP, LLC

(a) Amount beneficially owned: 100% of the aggregate partnership interest

Percentage: 100%

(b)	Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 100% of the aggregate partnership interest

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 100% of the aggregate partnership interest

Western Refining, Inc.

(a)	Amount beneficially owned: 0

Percentage: 0%

(b)	Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 0

Giant Industries, Inc.

(a)	Amount beneficially owned: 0

Percentage: 0%

(b)	Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 0

Western Acquisition Holdings, LLC

(a)	Amount beneficially owned: 0

Percentage: 0%

(b)	Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 0

Western Refining Southwest, Inc.

(a)	Amount beneficially owned: 0

Percentage: 0%

(b)	Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 0

As a result of the Merger described in Item 4, the New Reporting Persons own 100% of the aggregate partnership interest of all partners in the Issuer. Because the registration of the WNRL Common Units will be terminated, partnership interests held by the Reporting Persons will no longer be subject to reporting under Section 13(d) of the Exchange Act. Consequently, this Amendment constitutes an exit filing for the New Reporting Persons.

Pursuant to the Merger, all WNRL Common Units previously held by Western, Giant, WAH and WRSW were converted into ANDX Common Units. Western, Giant, WAH and WRSW consequently no longer hold any WNRL Common Units, and this Amendment constitutes an exit filing for Western, Giant, WAH and WRSW.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information previously provided in response to Item 6 is hereby amended and supplemented by adding the following:

The information provided or incorporated by reference in Item 4 above is hereby incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Initial Statement is hereby amended and supplemented as follows:

Exhibit K	Third Amended and Restated Limited Partnership Agreement of Western Refining Logistics, LP, dated October 30, 2017 (incorporated by reference herein to Exhibit 3.1 to WNRL’s Current Report on Form 8-K filed on October 30, 2017).

Exhibit L	Joint Filing Agreement, dated as of October 30, 2017, among Andeavor Logistics LP, Andeavor, Tesoro Refining and Marketing Company, Tesoro Alaska Company, Tesoro Logistics GP, LLC, Western Refining, Inc., Giant Industries, Inc., Western Acquisition Holdings, LLC and Western Refining Southwest, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2017

ANDEAVOR LOGISTICS LP

By:	/s/ Blane W. Peery
Blane W. Peery
Vice President and Controller

ANDEAVOR

By:	/s/ Blane W. Peery
Blane W. Peery
Vice President and Controller

TESORO REFINING & MARKETING COMPANY LLC

By:	/s/ Blane W. Peery
Blane W. Peery
Vice President and Controller

TESORO ALASKA COMPANY LLC

By:	/s/ Blane W. Peery
Blane W. Peery
Vice President and Controller

TESORO LOGISTICS GP, LLC

By:	/s/ Blane W. Peery
Blane W. Peery
Vice President and Controller

WESTERN REFINING, INC.

By:	/s/ Blane W. Peery
Blane W. Peery
Vice President and Controller

GIANT INDUSTRIES, INC.

By:	/s/ Blane W. Peery
Blane W. Peery
Vice President and Controller

WESTERN ACQUISITION HOLDINGS, LLC

By:	/s/ Blane W. Peery
Blane W. Peery
Vice President and Controller

WESTERN REFINING SOUTHWEST, INC.

By:	/s/ Blane W. Peery
Blane W. Peery
Vice President and Controller

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF ANDEAVOR LOGISTICSLP

The business address of each person listed below is c/o Andeavor, 19100 Ridgewood Parkway, San Antonio, Texas 78259-1828. Each person is a United States citizen.

Directors: (Note: Directors listed are those of Tesoro Logistics GP, LLC, the general partner of Andeavor Logistics LP)

Name	Present Principal Occupation	Units Held
Gregory J. Goff	President and Chief Executive Officer of Andeavor	0
Raymond J. Bromark	Retired	0
James H. Lamanna	President of Timeless Triumph LLC (a consulting firm)	0
Thomas C. O’Connor	President and Chief Executive Officer of DCP Midstream, LLC	0
Steven M Sterin	Executive Vice President and Chief Financial Officer of Andeavor	0
Jeff A. Stevens	Retired	0
Michael E. Wiley	Retired	0

Executive Officers: (Note: Executive Officers listed are those of Tesoro Logistics GP, LLC, the general partner of Andeavor Logistics LP)

Name	Position at Tesoro Logistics GP, LLC	Units Held
Gregory J. Goff	Chief Executive Officer	0
Steven M. Sterin	President and Chief Financial Officer	0
Kim K.W. Rucker	Executive Vice President and General Counsel	0
Don J. Sorensen, Jr.	Senior Vice President, Operations	0
Stephen E. Tompsett	Vice President and Treasurer	0
Blane W. Peery	Vice President and Controller	0

[Schedule A Continues on Next Page]

DIRECTORS AND EXECUTIVE OFFICERS OF ANDEAVOR

The business address of each person listed below is c/o Andeavor, 19100 Ridgewood Parkway, San Antonio, Texas 78259-1828. Each person is a United States citizen.

Directors:

Name	Present Principal Occupation	Units Held
Rodney F. Chase	Retired	0
Gregory J. Goff	President and Chief Executive Officer of Andeavor	0
Paul L. Foster	Retired	0
Edward G. Galante	Retired	0
David Lilley	Retired	0
Mary Pat McCarthy	Retired	0
J.W. Nokes	Retired	0
William H. Schumann, III	Retired	0
Jeff A. Stevens	Retired	0
Susan Tomasky	Retired	0
Michael E. Wiley	Retired	0
Patrick Y. Yang	Head of Global Technical Operations, F. Hoffmann-La Roche, Ltd.	0

Executive Officers:

Name	Position at Andeavor	Units Held
Gregory J. Goff	President and Chief Executive Officer	0
Keith M. Casey	Executive Vice President, Commercial and Value Chain	0
Kim K.W. Rucker	Executive Vice President, General Counsel and Secretary	0
Steven M. Sterin	Executive Vice President and Chief Financial Officer	0
Cynthia J. Warner	Executive Vice President, Operations	0
Stephen E. Tompsett	Vice President and Treasurer	0
Blane W. Peery	Vice President and Controller	0
Michael J. Morrison	Senior Vice President, Marketing of Tesoro Companies, Inc.	0

[Schedule A Continues on Next Page]

DIRECTORS AND EXECUTIVE OFFICERS OF

TESORO REFINING AND MARKETING COMPANY LLC

The business address of each person listed below is c/o Tesoro Refining and Marketing Company LLC, 19100 Ridgewood Parkway, San Antonio, Texas 78259-1828. Each person is a United States citizen.

Managers:

Name	Present Principal Occupation	Units Held
Gregory J. Goff	President and Chief Executive Officer of Andeavor	0
Kim K.W. Rucker	Executive Vice President, General Counsel and Secretary of Andeavor	0
Steven M. Sterin	Senior Vice President and Chief Financial Officer of Andeavor	0

Executive Officers:

Name	Position at Tesoro Refining and Marketing Company LLC	Units Held
Gregory J. Goff	President and Chief Executive Officer	0
Keith M. Casey	Executive Vice President, Commercial and Value Chain	0
Kim K.W. Rucker	Executive Vice President and General Counsel	0
Steven M. Sterin	Executive Vice President and Chief Financial Officer	0
Cynthia J. Warner	Executive Vice President, Operations	0
Michael J. Morrison	Senior Vice President, Marketing	0
Don J. Sorensen, Jr.	Senior Vice President, Logistics	0
Stephen E. Tompsett	Vice President and Treasurer	0
Blane W. Peery	Vice President and Controller	0

[Schedule A Continues on Next Page]

DIRECTORS AND EXECUTIVE OFFICERS OF TESORO ALASKA COMPANY LLC

The business address of each person listed below is c/o Tesoro Alaska Company LLC, 19100 Ridgewood Parkway, San Antonio, Texas 78259-1828. Each person is a United States citizen.

Managers:

Name	Present Principal Occupation	Units Held
Gregory J. Goff	President and Chief Executive Officer of Andeavor	0
Kim K.W. Rucker	Executive Vice President, General Counsel and Secretary of Andeavor	0
Steven M. Sterin	Senior Vice President and Chief Financial Officer of Andeavor	0

Executive Officers:

Name	Position at Tesoro Alaska Company LLC	Units Held
Gregory J. Goff	President	0
Keith M. Casey	Executive Vice President, Commercial and Value Chain	0
Kim K.W. Rucker	Executive Vice President and General Counsel	0
Steven M. Sterin	Executive Vice President and Chief Financial Officer	0
Cynthia J. Warner	Executive Vice President, Operations	0
Michael J. Morrison	Senior Vice President, Marketing	0
Stephen E. Tompsett	Vice President and Treasurer	0
Blane W. Peery	Vice President and Controller	0

[Schedule A Continues on Next Page]

DIRECTORS AND EXECUTIVE OFFICERS OF TESORO LOGISTICS GP, LLC

The business address of each person listed below is c/o Tesoro Logistics GP, LLC, 19100 Ridgewood Parkway, San Antonio, Texas 78259-1828. Each person is a United States citizen.

Directors:

Name	Present Principal Occupation	Units Held
Gregory J. Goff	President and Chief Executive Officer of Andeavor	0
Raymond J. Bromark	Retired	0
James H. Lamanna	President of Timeless Triumph LLC (a consulting firm)	0
Thomas C. O’Connor	President and Chief Executive Officer of DCP Midstream, LLC	0
Steven M Sterin	Executive Vice President and Chief Financial Officer of Andeavor	0
Jeff A. Stevens	Retired	0
Michael E. Wiley	Retired	0

Executive Officers:

Name	Position at Tesoro Logistics GP, LLC	Units Held
Gregory J. Goff	Chief Executive Officer	0
Steven M. Sterin	President and Chief Financial Officer	0
Kim K.W. Rucker	Executive Vice President and General Counsel	0
Don J. Sorensen, Jr.	Senior Vice President, Operations	0
Stephen E. Tompsett	Vice President and Treasurer	0
Blane W. Peery	Vice President and Controller	0